O'Neill Enterprises Inc.
141-6200 McKay Avenue
Burnaby, BC V5H 4M9


April 30, 2007

EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC  V3N 1B9

Attention: Jay Sargeant

Re: Consulting Agreement ("Agreement") dated January 1, 2004 between EYI Industries, Inc. ("EYI") and O'Neill Enterprises Inc. ("O'Neill")

Dear Mr. Sargeant,

Please accept this letter as notice to terminate the above mentioned Agreement between EYI and O'Neill effective April 30, 2007 and confirm EYI's acceptance to waive the one year written notice requirement.

If you have any questions please do not hesitate to contact me.


Yours truly,

/s/ Dori O'Neill


Dori O'Neill
President


Agreed and accepted this 30th day of April, 2007.


EYI Industries, Inc.
per:

/s/ Jay Sargeant

_______________________________
Jay Sargeant
President and CEO